

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Jaime Brodeth
President
XcelMobility Inc.
2377 Gold Meadow Way, Suite 100
Gold River, CA 95670

Re: XcelMobility Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed April 8, 2011
File No. 333-160069

Dear Mr. Brodeth:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel